Exhibit to Item 77Q1



October 29, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RiverSource Special Tax-Exempt Series Trust (the "Registrant"), and, under the date of October 20, 2006 except as to Note 8, which is as of February 21, 2007, we reported on the financial statements of the Registrant as of and for the two-month period ended August 31, 2006 and the year ended June 30, 2006. On April 13, 2007 we were dismissed. We have read the Registrant's statements included under Sub-Item 77K of its Form N-SAR provided to us on October 29, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) The Joint Audit Committee and the Board of Trustees of the Registrant approved the dismissal of KPMG LLP on April 12, 2007 or (ii) the statements in the last paragraph.

Very truly yours,

/s/ KPMG LLP